                                                                  EXHIBIT (a)(8)


                                   PRESS RELEASE


FOR IMMEDIATE RELEASE

        Jan. 20, 1998 - Albertson's, Inc. (NYSE:ABS) announced today that it has entered into a definitive agreement whereby Albertson's will acquire Buttrey Food and Drug Stores Company (NASDAQ: BTRY) for $15.50 per share. Buttrey is headquartered in Great Falls, Montana and is a leading supermarket and pharmacy retailer operating 43 stores in Montana, North Dakota and Wyoming.

        The agreement calls for a wholly owned subsidiary of Albertson's to commence a cash tender offer at $15.50 per share no later than Monday, January 26, 1998, for all Buttrey outstanding shares. The offer will be subject to regulatory approval and certain conditions, including the tender of a majority of the Buttrey shares. Financing is not a condition. Following the consummation of the offer, Albertson's subsidiary will be merged with Buttrey and any remaining shares will be converted into the right to receive $15.50 per share in cash. The transaction was unanimously approved by the board of directors of Buttrey.

        As a part of this transaction, the Buttrey shareholder owning a majority of the outstanding Buttrey stock has agreed to tender promptly all its Buttrey shares and has granted Albertson's an option to purchase all its Buttrey shares under certain circumstances.

        "This announcement marks our second acquisition in as many weeks and is another important step in our acquisition strategy. We will continue to pursue opportunities that allow us to strengthen our market presence in existing markets or efficiently enter new markets," said Mr. Gary Michael, Chairman and Chief Executive Officer of Albertson's.

        "This transaction will yield both strategic and financial benefits as well as continue our program to accelerate top-line growth, increase profitability and enhance shareholder value. We are joining together two companies with complementary strengths and a shared commitment to providing customers with high-quality products at a good value with top-notch service.

        "We will be obtaining an outstanding retailer with quality stores in excellent locations. From a strategic standpoint, this transaction will strengthen our market presence in Montana, North Dakota and Wyoming, especially in many of the smaller towns where Albertson's does not currently operate.

        "From a financial standpoint, we expect to realize synergies in our combined purchasing power, distribution efficiencies and merchandising and systems opportunities. These synergies will enable us to build from the solid sales and earnings base that Buttrey has created.

        "We look forward to welcoming the well trained, motivated and loyal employees of Buttrey. Their commitment to customer service is a great fit with the Albertson's employees who deliver the same outstanding service to over 700 million customers a year," Mr. Michael concluded.

        Albertson's, Inc. is one of the largest retail food- drug chains in the United States. The Boise, Idaho based company currently operates 866 retail stores in 20 Western, Midwestern and Southern states.

        The tender offer would be made only pursuant to an offer to purchase and related documents to be filed with the Securities and Exchange Commission.

        Forward-looking statements in this news release, if any, are not updated to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking information. Assumptions and other information that could cause actual results to differ from those set forth in the forward-looking information can be found in the Company's Form 10-Q.

        CONTACT:  Albertson's, Inc., Boise, Idaho
                   Investor Relations
                   A. Craig Olson 208/395-6284
                   Renee Berquist 208/395-6622
                   News Media 208/395-6392
                   Mike Read
                   Jenny Enochson


                                        2